Rule 424(b)(3)
                                                             File No. 333-74794

                        SUPPLEMENT DATED JANUARY 23, 2002
                                TO THE PROSPECTUS
                              DATED JANUARY 7, 2002

                                  $500,000,000

                             PPL ENERGY SUPPLY, LLC

                                Offer to Exchange
                 Senior Notes, 6.40% Exchange Series A due 2011
              (which have been registered under the Securities Act)

                           For Any and All Outstanding
                      Senior Notes, 6.40% Series A due 2011
                       (which have not been so registered)


The Prospectus dated January 7, 2002 ("Prospectus") is hereby supplemented.

         BRAZILIAN OPERATIONS UPDATE

         PPL Energy Supply, through its wholly-owned subsidiary PPL Global, owns 89.6% of CEMAR. PPL Energy Supply's net investment in CEMAR was approximately $314 million as of December 31, 2001. As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Brazilian Operations" on pages 45-46 of the Prospectus, in Brazil, the combined effects of growth in demand, decreased rainfall on the country's heavily hydroelectric dependent generating capacity and delays in the development of a regulatory structure necessary to encourage new non-hydroelectric generation have led to shortages of electricity to meet expected demand in certain regions. As a result, countrywide electricity rationing was implemented by the Brazilian government in mid-2001. In addition, the wholesale energy markets in Brazil have been substantially disrupted. CEMAR's results of operations, its cash flows, and its continued ability to meet its financial obligations have deteriorated due to the continuing impact of the electricity rationing, the disruption in the energy markets, the failure of the electricity regulator to adequately address these problems, the resulting effects on the Brazilian capital markets, and related factors.

         CEMAR, along with the other Brazilian distributors, has been in discussions with the Brazilian regulators regarding necessary tariff adjustments to address the current situation, and with the Brazilian development bank regarding financing solutions. However, recent regulatory and other developments in Brazil have indicated that a solution to the aforementioned problems that is acceptable to CEMAR and that avoids further adverse financial effects on CEMAR may not be available. Specifically, in December 2001 and January 2002 the Brazilian electricity


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regulator issued tariff rulings applicable to CEMAR that CEMAR believes are inadequate to compensate for CEMAR's rationing-related losses and to meet its ongoing operational and financial requirements. Moreover, CEMAR believes that these tariff rulings demonstrate that the regulator may not take the necessary steps to resolve the current problems in a manner satisfactory to CEMAR. In addition, the Brazilian wholesale energy markets continue to be disrupted and recent actions by the electricity regulator indicate that adequate compensation to CEMAR for its transactions in that market may not be made. Finally, the continued problems in the Brazilian energy market and the lack of appropriate regulatory action have significantly decreased available local financing for CEMAR.

         PPL Corporation, PPL Energy Supply's parent company, is currently evaluating the business and regulatory situation in Brazil to determine what actions should be taken with respect to the CEMAR investment. PPL Energy Supply anticipates that it may incur charges in its 2001 and 2002 earnings up to the carrying amount of its net investment in CEMAR.